UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Cyanotech Corporation

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

232437301

(CUSIP Number)

Michael A. Davis
1621 Juanita Lane
Tiburon, CA 94920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 232437301

1.	Names of Reporting Persons. Michael A. Davis (“Davis”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,255,644
8. Shared Voting Power 181,250
9. Sole Dispositive Power 1,255,644
10. Shared Dispositive Power 181,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,894

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 20.7%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 232437301

1.	Names of Reporting Persons. Janet J. Johnstone (“Johnstone”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,250
8. Shared Voting Power 12,119
9. Sole Dispositive Power 31,250
10. Shared Dispositive Power 12,119

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nyracai Davis Irrevocable Trust (the “Nyracai Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,000
8. Shared Voting Power 0
9. Sole Dispositive Power 75,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nettizane J. Davis Irrevocable Trust (the “Nettizane Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,000
8. Shared Voting Power 0
9. Sole Dispositive Power 75,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nettizane Johnstone Davis GST Exempt Trust (the “Nettizane GST Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 58,000
8. Shared Voting Power 0
9. Sole Dispositive Power 58,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nyracai Johnstone Davis GST Exempt Trust (the “Nyracai GST Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 58,789
8. Shared Voting Power 0
9. Sole Dispositive Power 58,789
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,126,736
8. Shared Voting Power 0
9. Sole Dispositive Power 1,126,736
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 16.2%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

Item 1.	Security and Issuer

This Amendment No. 9 (this “Amendment”) to Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Davis, The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Revocable Trust on September 21, 2016 (the “Original Filing”), as amended on December 20, 2016 (the “First Amendment”), as further amended on March 17, 2017 (the “Second Amendment”), as further amended on October 19, 2018 (the “Third Amendment”), as further amended on February 27, 2019 (the “Fourth Amendment”), as further amended on March 13, 2019 (the “Fifth Amendment”), as further amended on December 2, 2020 (the “Sixth Amendment”), as further amended on August 29, 2023 (the “Seventh Amendment”), as further amended on December 20, 2023 (the “Eighth Amendment”), and together with the Original Filing, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, and the Eighth Amendment (the “Schedule 13D”)). The items below modify the information disclosed under the corresponding item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The executive office of the Issuer is located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 3. Source of Funds

Item 3 is hereby supplemented as follows:

No change except additional shares have been acquired using cash on hand of the Revocable Trust.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

On each of July 3, 5, 8, 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23, 24, and 25, 2024 the Revocable Trust purchased in open market purchases 5,000 shares of the Common Stock at a price respectively of $0.37 per share, $0.40 per share, $0.32 per share, $0.39 per share, $0.39 per share, $0.45 per share, $0.55 per share, $0.53 per share, $0.57 per share, $0.59 per share, $0.58 per share, $0.59 per share, $0.59 per share, $0.58 per share, $0.60 per share, and $0.64 per share. All of such purchases were made using the cash on hand of the Revocable Trust pursuant to a programmed plan of transactions adopted on March 6, 2024 pursuant to SEC Rule 10b5-1(c) that provides for buying 5,000 shares a day at a limit price up to 315,000 shares to be bought from that time by March 4, 2025.

Davis’ investments were made to support the strategy and direction of the Issuer’s Board and management.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 6,948,379 shares of Common Stock outstanding at July 25, 2024 based on information provided by the Issuer.

(a)

Davis: 1,436,894 shares (20.7%), which is inclusive of 1,126,736 shares held directly by the Revocable Trust, 31,250 shares held directly by Johnstone, 75,000 shares held directly by the Nyracai Trust, 75,000 shares held directly by the Nettizanne Trust, 58,000 shares held by Nettizanne GST Trust and 58,789 shares held by Nyracai GST Trust. Each of Davis, the Revocable Trust, Johnstone, the Nyracai Trust, the Nettizanne Trust, the Nettizanne GST Trust, and the Nyracai GST Trust disclaims any beneficial ownership in any Common Stock beneficially owned by the other Reporting Persons, except to the extent of their respective pecuniary interests therein.

(b)

Davis has the sole power to vote and dispose of 1,255,644 shares, including 12,119 shares held directly by Davis, 1,126,736 shares held directly by the Revocable Trust, of which Davis is the sole trustee, 58,000 shares held by Nettizanne GST Trust, of which Davis is the sole trustee, and 58,789 shares held by Nyracai GST Trust, of which Davis is the sole trustee.

Davis may be deemed to share the power to vote and dispose of 181,250 shares of Common Stock as follows:

•	31,250 shares of Common Stock held directly by Johnstone, the spouse of Davis;
•	75,000 shares held by the Nyracai Trust, of which Davis and Wells Fargo are co-trustees; and
•	75,000 shares held by the Nettizanne Trust, of which Davis and Wells Fargo are co-trustees.

Johnstone has the sole power to vote and dispose of 31,250 shares of Common Stock held by her, and she may be deemed to share the power to vote and dispose of 12,119 shares of Common Stock held by Davis, the spouse of Johnstone.

The Revocable Trust, of which Davis is the sole trustee, has the sole power to vote and dispose of 1,126,736 shares.

Nettizanne GST Trust, of which Davis is the sole trustee, has the sole power to vote and dispose of 58,000 shares.

Nyracai GST Trust, of which Davis is the sole trustee has the sole power to vote and dispose of 58,789 shares.

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock of the Issuer held by the Nyracai Trust and the Nettizanne Trust due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company with respect to the Common Stock of the Issuer. Wells Fargo & Company was organized in Delaware.

(c)

The following transactions in shares of Common Stock of the Issuer were effected within 60 days before the filing of this Amendment:

On each of July 3, 5, 8, 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23, 24, and 25, 2024 the Revocable Trust purchased in open market purchases 5,000 shares of the Common Stock at a price respectively of $0.37 per share, $0.40 per share, $0.32 per share, $0.39 per share, $0.39 per share, $0.45 per share, $0.55 per share, $0.53 per share, $0.57 per share, $0.59 per share, $0.58 per share, $0.59 per share, $0.59 per share, $0.58 per share, $0.60 per share, and $0.64 per share. All of such purchases were made pursuant to a programmed plan of transactions adopted on March 6, 2024 pursuant to SEC Rule 10b5-1(c).

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D was supplemented and amended in the Eighth Amendment as follows:

On December 15, 2023 the Revocable Trust purchased from the Company 400,000 shares of Common Stock at a purchase price per share of $1 pursuant to the Subscription Agreement, dated December 15, 2023, by and between the Revocable Trust and the Issuer. Such shares so purchased were “restricted securities” under applicable federal securities laws and subject to certain piggyback registration rights as provided for in the Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which is included as Exhibit B hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Subscription Agreement, dated December 15, 2023, by and between the Revocable Trust and the Issuer (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer on December 19, 2023).

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CUSIP No. 232437301

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2024

/s/Michael A. Davis Michael A. Davis	/s/Janet J. Johnstone Janet J. Johnstone
Michael Arlen Davis Revocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee	Nyracai Davis Irrevocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee
Nettizanne J. Davis Irrevocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee	Nettizanne Johnstone Davis GST Exempt Trust By: /s/Michael A. Davis Michael A. Davis, Trustee
Nyracai Johnstone Davis GST Exempt Trust By: /s/Michael A. Davis Michael A. Davis, Trustee

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CUSIP No. 232437301

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Michael A. Davis, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2024

/s/Michael A. Davis Michael A. Davis	/s/Janet J. Johnstone Janet J. Johnstone
Michael Arlen Davis Revocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee	Nyracai Davis Irrevocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee
Nettizanne J. Davis Irrevocable Trust By: /s/Michael A. Davis Michael A. Davis, Trustee	Nettizanne Johnstone Davis GST Exempt Trust By: /s/Michael A. Davis Michael A. Davis, Trustee
Nyracai Johnstone Davis GST Exempt Trust By: /s/Michael A. Davis Michael A. Davis, Trustee